[redacted]

UNITED ST.
SECURITIES AND EXCHA
Washington, D.

09059871

OMB APPROVAL
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AB 3/18

SEC Mail Processing Section

MAR 12 2009

Washington, DC 106

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale R. Weigand 610-684-5416
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/09

OATH OR AFFIRMATION

I, Dale R. Weigand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

March 11, 2009

To Whom It May Concern:

Due to a typographical error enclosed please find an amended Notes to Financial Statements - Note 7. Computation of Determination of Reserve Requirements for the year ended December 31, 2008 for Boenning & Scattergood Inc. SEC File No. 8-15543.

Sanville & Company

5. Operating Leases

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2009 through 2012. The Company also has licenses for market data information that expire in years 2009 through 2010.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2008 was $614,799 and $2,001,434, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment and Market Data
2009	$ 1,304,311	$ 545,944
2010	1,297,013	321,208
2011	1,296,516	101,380
2012	1,311,063	84,216
Thereafter	980,473	7,018

6. Deposit With and Receivable From Clearing Broker

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $100,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 2% at December 31, 2008. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

7. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through FCC at December 31, 2008.

8. Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2008, the Company held no derivative financial instruments used for hedging purposes.